SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                         Commission File Number 0-28670

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K
|_| Form 10-Q and Form 10-QSB   |_|  Form N-SAR
      For Period Ended:     December 31, 1999
                       ---------------------------------------------------------
|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:------------------------------------------
      READ ATTACHED INSTRUCTION  SHEET  BEFORE  PREPARING FORM.  PLEASE PRINT OR
      TYPE.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                          N/A
--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     TV Filme, Inc.
                            ----------------------------------------------------
Former name if applicable
   N/A
Address of Principal Executive Office (STREET AND NUMBER)
  C/O ITSA - Intercontinental Telecomunicacoes Ltda., SCS, Quadra 07-Bl.A
--------------------------------------------------------------------------------
      Ed. Executive Tower, Sala 601
--------------------------------------------------------------------------------
City, State and Zip Code   70.300-911 Brasilia - DF, Brazil
                         -------------------------------------------------------


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report,  semi-annual report, transition report on
|X| Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               The Registrant is in the process of making application to the United States Bankruptcy Court for the District of Delaware to formally retain Ernst & Young as its independent auditors. Until such formal retention is approved, the Registrant is unable to include in
          Item 8 of its Annual Report on Form 10-K for the period ended December 31, 1999 (the "Form 10-K ) the financial statements and accountant's report required by Regulation S-X under the Securities Exchange Act of 1934, as amended. Accordingly, the Registrant is unable, without unreasonable effort and expense, to file the Form 10-K within the prescribed period.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Hermano Studart Lins De Albuquerque     011-55-61              314-9903
--------------------------------------------------------------------------------
                       (Name)           (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RESULTS OF OPERATIONS

SELECTED OPERATING DATA. The following table sets forth certain expense and other data derived from the Consolidated Financial Statements as a percentage of the Company's revenues for each year presented.

                                                                       YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                     (In thousands, except subscriber, per share and share data)
                                                           % OF                    % OF                    % OF
                                                   1997     REVENUE       1998      REVENUE       1999      REVENUE
                                                   ----     -------       ----      -------       ----      -------

Revenues.......................................   $50,547     100%     $  45,408       100%    $  26,177       100%
Operating costs and expenses:
System operating...............................    17,631      35%        19,617        43%       11,844        45%
Selling, general and administrative............    27,965      55%        31,637        70%       20,625        79%
Depreciation and amortization..................    12,162      24%        21,651        48%       14,205        54%
                                                ---------    -----        ------      -----    ---------      -----
      Total operating costs and expenses.......    57,758     114%        72,905       161%       46,674       178%
                                                ---------    -----        ------      -----    ---------      -----
      Operating loss...........................    (7,211)    (14%)      (27,497)      (61%)     (20,497)      (78%)
                                                ---------    -----        ------      -----    ---------      -----

Other income (expense):
  Interest and other expense...................  (19,167)     (38%)      (19,810)      (44%)     (24,088)      (92%)
  Interest and other income....................    8,985       18%        11,300        25%        7,281        28%
  Monetary loss................................     --         --         (4,213)       (9%)     (29,266)     (112%)
Exchange and translation losses................   (1,863)      (4%)           -0-         --          --          --
                                                ---------    -----        ------      -----    ---------      -----
       Total other expense.....................  (12,045)     (24%)      (12,723)      (28%)     (46,073)     (176%)
                                                ---------    -----        ------      -----    ---------      -----

Net loss....................................... $(19,256)     (38%)    $ (40,220)      (89%)   $ (66,570)     (254%)
                                                ---------    -----        ------      -----    ---------      -----

Net loss per share............................. $  (1.76)              $   (3.72)              $   (6.15)
                                                =========              ==========              ==========

Weighted average number of
  shares of common stock and
  common stock equivalents.....................    10,940                  10,825                  10,825
                                                =========              ==========              ==========
Other Data:
 EBITDA(a) .................................... $   5,026              $  (5,846)              $  (6,292)
                                                =========              ==========              ==========
  Number of subscribers at end
    of  period.................................   111,244               77,069(b)                  72,240
                                                =========              ==========              ==========

-----------
(a) EBITDA is defined as operating loss plus depreciation, amortization and non-cash charges. While EBITDA should not be construed as a substitute for operating loss or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs.

(b) In the second half of 1998, the Company became more aggressive in canceling the accounts of delinquent subscribers.

         NET LOSS. Net loss for 1999 increased to ($66.6) million versus ($40.2) million in 1998, primarily due to the devaluation of the REAL versus the dollar, which caused a $25 million increase in currency exchange loss due to the Company's net dollar-denominated monetary liability position. Reductions in operating loss due to staff cuts, stricter accounts receivable policies and the REAL devaluation were offset by higher net interest and other expense. Net loss for 1998 increased to ($40.2) million versus ($19.2) million in 1997 due to a 34,000 reduction in subscriber count, a change in the depreciation period from five years to four years, increased costs to support new services and programming and to generate new subscribers to replace those lost throughout the year, and the currency exchange loss.

         REVENUES. The Company's revenues for 1999 decreased by 42% compared to 1998, due primarily to the devaluation of the REAL between the periods. Revenues for 1998 decreased by 10% compared to 1997, also due primarily to the REAL devaluation. In both cases, the decrease in revenues was partially offset by revenues from the Company's proprietary premium channel and high-speed Internet service.

         SYSTEM OPERATING EXPENSES. For 1999 compared to 1998, system operating expenses decreased by 40%, primarily due to the devaluation of the REAL between the periods, offset in part by programming costs, most of which are denominated in U.S. dollars. System operating expenses increased in 1998 by 11% over 1997, primarily due to higher costs to support the Company's proprietary premium channel and high-speed internet access services, along with increases in programming and magazine costs.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses decreased during 1999 by 35% over 1998, primarily due to the REAL devaluation. This decrease was offset, in part, by debt restructuring costs of $5,145,000, an increase in bank charges due to a new financial transactions tax implemented in Brazil in July 1999 and additional rents paid for office and transmission space in cities where the Company has been awarded new licenses. SG&A expenses increased in 1998 by 13% over 1997, primarily due to an increase in the provision for litigation and taxes, a higher bad debt provision associated with the reduction in subscribers, and higher payroll costs to support the Company's proprietary premium channel and high-speed internet access service. These increases were partially offset by a reduction in advertising and promotion expenses during 1998.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased in 1999 by 34% over 1998, primarily due to the devaluation in the REAL. This decrease was offset, in part, by the extra depreciation caused by additional capitalized installation costs during the period. Depreciation and amortization increased in 1998 by 78% over 1997 primarily due to the change in the depreciation period from five years to four years (effective January 1, 1998) and the acquisition of over $14 million in additional equipment during the period.

         INTEREST AND OTHER EXPENSE. Interest and other expense increased in 1999 by 22% over 1998, primarily due to the write-off of capitalized debt issuance costs and recognized losses associated with loss positions on foreign exchange currency contracts held at year end. Interest and other expense increased in 1998 by only 3% compared to 1997.

         INTEREST AND OTHER INCOME. Interest and other income decreased in 1999 by 36% compared to 1998, primarily due to a decrease in the average cash balance between the two periods, partially offset by the Company holding a higher proportion of its cash balance in Brazil, which enabled it to obtain significantly higher rates of return. Interest and other income increased in 1998 by 26% versus 1997, primarily as a result of holding a higher percentage of the Company's cash in Brazil, which earned higher rates of return.

     CURRENCY EXCHANGE LOSS. Due to its net dollar-denominated liability position, which occurred throughout 1998 and 1999, the Company generates currency exchange losses in any reporting period in which the value of the REAL depreciates in relation to the value of the U.S. dollar.

                                 TV FILME, INC.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MARCH 30, 2000               By: /S/ HERMANO STUDART LINS DE ALBUQUERQUE
     -------------------                 ---------------------------------------
                                       Name: Hermano Studart Lins de Albuquerque
                                       Title: Chief Executive Officer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.